EXHIBIT 4.38

HARRAH’S OPERATING COMPANY, INC.

as Issuer

HARRAH’S ENTERTAINMENT, INC.

as Parent Guarantor

AND

U.S. BANK NATIONAL ASSOCIATION

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of July 22, 2009

to

Indenture

Dated as of December 24, 2008

10.00% Second-Priority Senior Secured Notes due 2018

10.00% Second-Priority Senior Secured Notes due 2015

THIS FIRST SUPPLEMENTAL INDENTURE, (this “Supplemental Indenture”), dated as of July 22, 2009, is by and among Harrah’s Operating Company, Inc., a Delaware corporation (the “Company”), Harrah’s Entertainment, Inc., a Delaware corporation (the “Parent Guarantor”), and U.S. Bank National Association, as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, reference is made to that certain indenture, dated as of December 24, 2008, between the Company, the Parent Guarantor and the Trustee (the “Original Indenture,” and as further amended and supplemented hereby, the “Indenture”), with respect to the Company’s 10.00% Second-Priority Senior Secured Notes due 2018 and 10.00% Second-Priority Senior Secured Notes due 2015 (collectively, the “Notes”);

WHEREAS, in accordance with Section 9.01 of the Original Indenture, the Company and the Trustee may amend the Original Indenture without the consent of holders of Notes to add to the covenants of the Company for the benefit of holders;

WHEREAS, the Parent Guarantor and the Company desire to amend the Original Indenture in accordance with Section 9.01 of the Original Indenture; and

WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized by the parties hereto, and all other acts necessary to make this Supplemental Indenture a valid and binding supplement to the Original Indenture effectively amending the Original Indenture as set forth herein have been duly taken.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Parent Guarantor and the Trustee mutually covenant and agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Capitalized Terms. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Indenture. Unless the context otherwise requires, all references to the Indenture shall mean the Indenture as supplemented hereby.

ARTICLE II

AMENDMENTS

Section 2.1 Amendments to the Original Indenture.

(a) Section 1.01 of the Original Indenture is hereby amended by adding thereto the following definitions, which shall be inserted in proper alphabetical order.

“Exchanged Indebtedness” means unsecured indebtedness of the Issuer or any of its Restricted Subsidiaries that has been issued in exchange for any of the Existing Notes or in exchange for any such Exchanged Indebtedness.

“New Second Lien Notes” means the Issuer’s 10.00% Second-Priority Senior Secured Notes due 2018 issued pursuant to the New Second Lien Notes Indenture.

“New Second Lien Notes Indenture” means the indenture dated as of April 15, 2009, by and among the Issuer, Harrah’s Entertainment and U.S. Bank National Association as Trustee.

“New Second Lien Notes Issue Date” means April 15, 2009.

“Sponsor Indebtedness” means Indebtedness issued to any of the Sponsors for cash proceeds by the Issuer or any of its Restricted Subsidiaries after the Issue Date or any indebtedness issued under the Real Estate Facility held by any Sponsor.

“Total Secured Leverage Ratio” means, with respect to any Person, at any date the ratio of (i) Secured Indebtedness (other than Qualified Non-Recourse Debt and Indebtedness secured by Liens that are junior in priority to the Liens securing the Notes) of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) less the amount of cash and Cash Equivalents in excess of any Restricted Cash held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Total Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Total Secured Leverage Ratio is made (the “Total Secured Leverage Calculation Date”), then the Total Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officer’s Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Acquisition Transactions) and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that the Issuer or any of its Restricted Subsidiaries has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Total Secured Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations (including the Acquisition Transactions), discontinued operations and other operational changes (and the change of any associated Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Total Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, with respect to each New Project that commences operations and records not less than one full fiscal quarter’s operations during the four-quarter reference period, the operating results of such New Project will be annualized on a straight line basis during such period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event (including, to the extent applicable, from the Acquisition Transactions) and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in “Debt Covenant Compliance” in Exhibit 99.1 to the Quarterly Report on Form 10-Q for the nine months ended September 30, 2008 for Harrah’s Entertainment to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

(b) Section 4.12 of the Original Indenture is amended and restated in its entirety to read as follows:

“SECTION 4.12. Liens.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist (i) any Lien on any asset or property of the Issuer or such Restricted Subsidiary securing Indebtedness unless the Notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Notes) the obligations so secured until such time as such obligations are no longer secured by a Lien; provided, however, that this Section 4.12(a)(i) shall not require the Issuer or a Restricted Subsidiary of the Issuer to secure the Notes if the Lien consists of a Permitted Lien, or (ii) any Lien securing any First Priority Lien Obligation of the Issuer or any Subsidiary Pledgor without effectively providing that the Notes or the obligations of such Subsidiary Pledgor in respect of the Notes, as the case may be, shall be granted a second priority security interest (subject to Permitted Liens) upon the assets or property constituting the collateral for such First Priority Lien Obligations, except to the extent that such assets or property constitute securities or other equity interest of the Issuer or any of its Subsidiaries.

(b) Any Lien which is granted to secure the Notes or the obligations of any Subsidiary Pledgor in respect of the Notes under clause (i) of Section 4.12(a) (unless also granted under clause (ii) of Section 4.12(a)) shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes or such Subsidiary Pledgors obligations under clause (i) of Section 4.12(a).

(c) Notwithstanding the foregoing, the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or Incur any Lien on the Collateral securing Indebtedness with any Lien that is pari passu with the Liens securing the Notes that is issued in exchange for any of the Existing Notes or any Exchanged Indebtedness (“Additional Second Priority Debt”), unless either (i) the Total Secured Leverage Ratio of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Lien is created or Incurred would have been equal to or less than 7.25 to 1.00, determined on a pro forma basis after giving effect to the Incurrence of such Lien and related Additional Second Priority Debt (including a pro forma application of the net proceeds of such Additional Second Priority Debt), as if such Lien and related Additional Second Priority Debt had been Incurred and the application of the proceeds from such Indebtedness had occurred, at the beginning of such four quarter period or (ii) the aggregate principal amount of the sum of all outstanding Additional Second Priority Debt and Notes (collectively, “Second Priority Debt”) would be equal to or less than the greater of $5,562 million and the aggregate principal amount of such Second Priority Debt outstanding immediately after the New Second Lien Notes were issued on the New Second Lien Notes Issue Date, after giving pro forma effect to the Incurrence of such Lien and related Additional Second Priority Debt (including a pro forma application of the net proceeds of such Additional Second Priority Debt); provided that the foregoing will not restrict the Incurrence or creation by the Issuer or its Restricted Subsidiaries of Liens on the Collateral securing Additional Second Priority Debt otherwise permitted to be Incurred under this Indenture in an aggregate principal amount not to exceed $500 million outstanding at any one time, so long as the Issuer or a Restricted Subsidiary receives only cash proceeds in connection with the Incurrence of such Additional Second Priority Debt pursuant to this proviso.

(d) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or Incur any Lien on the Collateral (including any Permitted Lien) securing Indebtedness with a Lien that is junior in priority to the Liens securing First Priority Lien Obligations unless such Lien is pari passu with, or junior in priority to, the Liens securing the Notes. Further, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, exchange any Indebtedness secured by any Lien on the Collateral (or on the Collateral securing the First Priority Lien Obligations) that is senior in priority to the Liens securing the Notes for any of the Existing Notes, the Notes or Additional Second Priority Debt.

(e) In addition, the Issuer will not, and will not permit any of its Restricted Subsidiaries to, exchange any Indebtedness secured by any Lien for any Sponsor Indebtedness held by any Sponsor.”

ARTICLE III

MISCELLANEOUS PROVISIONS

Section 3.1 Indenture. Except as amended hereby, the Original Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered under the Original Indenture shall be bound by the Indenture as amended hereby. Subject to Section 9.03 and 13.01 of the Indenture, in the case of conflict between the Original Indenture and this Supplemental Indenture, the provisions of this Supplemental Indenture shall control.

Section 3.2 Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.3 Effect of Headings. The Article and Section headings used herein are for convenience only and shall not affect the construction of this Supplemental Indenture.

Section 3.4 Trustee Makes No Representations. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.5 Certain Duties and Responsibilities of the Trustee. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 3.6 Governing Law. This Supplemental Indenture will be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York, without regards to principles of conflicts of law. Each of the parties hereto agrees to submit jurisdiction to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of, or relating to, this Supplemental Indenture.

Section 3.7 Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent one and the same agreement.

Section 3.8 Successors. All agreements of the Company, the Parent Guarantor and the Trustee in this Supplemental Indenture shall bind their respective successors.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year written above.

HARRAH’S OPERATING COMPANY, INC.

By:	/s/ JONATHAN S. HALKYARD
Name:	Jonathan S. Halkyard
Title:	Senior Vice President, Chief Financial Officer and Treasurer

HARRAH’S ENTERTAINMENT, INC.

By:	/s/ JONATHAN S. HALKYARD
Name:	Jonathan S. Halkyard
Title:	Senior Vice President, Chief Financial Officer and Treasurer

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ RAYMOND S. HAVERSTOCK
Name:	Raymond S. Haverstock
Title:	Vice President